SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
ACT OF 1934

FOR THE TRANSITION PERIOD FROM______TO______

COMMISSION FILE NUMBER 0-12345

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN

B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

STILLWATER MINING COMPANY
536 East Pike Avenue
P.O. Box 1330
Columbus, MT  59019

REQUIRED INFORMATION

1.
Financial statements filed as a part of this annual report: Stillwater Mining Company Bargaining Unit 401(k) Plan - Financial Statements as of December 31, 2009 and 2008, and for the Year Ended December 31, 2009 (with Report of Independent Registered Public Accounting Firm), including the Statements of Net Assets Available For Benefits as of December 31, 2009 and 2008, the Statement of Changes in Net Assets Available For Benefits for the Year Ended December 31, 2009, and the Notes to Financial Statements, together with supplemental Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2009.

2.	Exhibits filed as part of this annual report: Exhibit 23.1 – Consent of Tanner LC, Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on the Plan’s behalf by the undersigned hereunto duly authorized.

STILLWATER MINING COMPANY BARGAINING UNIT 401(K) PLAN

June 29, 2010	/s/ John R. Stark
Date	John R. Stark
Vice President, Human Resources,
Corporate Counsel and Secretary

STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
AS OF DECEMBER 31, 2009 AND 2008
AND FOR THE YEAR ENDED DECEMBER 31, 2009

STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2009	3
Notes to Financial Statements	4-12

SUPPLEMENTAL SCHEDULE*
Schedule H, Part IV, Line 4i–Schedule of Assets (Held at End of Year) as of December 31, 2009	13-14

*Other supplemental schedules required by Section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the
Stillwater Mining Company Bargaining Unit 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Stillwater Mining Company Bargaining Unit 401(k) Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements and the supplemental schedule are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Tanner LC

Salt Lake City, Utah
June 29, 2010

STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS
Investments at fair value (see note 3):
Mutual funds and guaranteed interest account	$50,584,925	$33,090,661
Unitized stock fund	16,634,540	10,463,982
Participant loans	4,717,764	3,983,804
Non-interest bearing cash	--	8,613
Total investments	71,937,229	47,547,060

Receivables:
Employer contributions	318,470	373,380
Participant contributions and loan repayments	601	1,081
Earnings	--	1,816
Other	8,242	8,565
Total receivables	327,313	384,842

Total assets	72,264,542	47,931,902

LIABILITIES
Accounts payable	1,300	14,662

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	72,263,242	47,917,240

Adjustment from fair value to contract value for fully benefit-responsive guaranteed interest account	(1,053,588)	665,040

NET ASSETS AVAILABLE FOR BENEFITS	$71,209,654	$48,582,280

See accompanying notes to financial statements.

STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2009

ADDITIONS
Investment Income
Net appreciation in fair value of investments (see note 3)	$17,655,391
Interest and dividends	358,725
Interest income on participant loans	313,921
Total investment income	18,328,037

Contributions
Participant contributions	5,096,997
Employer contributions of Employer securities	3,557,078
Participant rollovers	155,973
Total contributions	8,810,048

Total additions	27,138,085

DEDUCTIONS
Distributions and withdrawals	5,029,228
Administrative expenses and other	58,801

Total deductions	5,088,029

Net increase before net transfers from other Company plan	22,050,056

NET TRANSFERS FROM OTHER COMPANY PLAN (see note 1)	577,318

Net increase	22,627,374

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year	48,582,280

End of year	$71,209,654

See accompanying notes to financial statements.

STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 and 2008

NOTE 1 – DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Plan

On October 1, 1996, Stillwater Mining Company (the “Company” or “Employer”) established the Stillwater Mining Company Bargaining Unit 401(k) Plan (the “Plan”) for union employees.  The following description of the Plan provides general information only.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan, covering all union employees of the Company, as defined in the Plan document, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  An employee is eligible to participate in the Plan at the beginning of the month following the employee’s date of hire.

Plan and Trust Administration
The administration of the Plan is the responsibility of the Company.  The assets of the Plan are maintained in a trust fund that is administered under a trust agreement with State Street Bank and Trust Company.

Contributions
Each participant has the option to make pre-tax “elective deferral contributions” to the Plan of not less than 1% nor more than 60% of eligible compensation, as defined by the Plan document.  The Company contributes an amount equal to 100% of each participant’s elective deferral contribution, up to 6% of the participant’s compensation, for the contribution period.  The Company matching contribution may be made in Company common stock or cash.  During 2009, all Company matching contributions were made in the form of common stock, except for $298,260, which was paid through the application of forfeitures into the interest bearing cash portion of the unitized stock fund.  Each participant also had the option to make after-tax contributions to the Plan of not less than 1% no more than 10% of eligible compensation.

The Company may make annual discretionary profit sharing contributions during each Plan year.  Profit sharing contributions are allocated to participants based on the ratio of each participant’s eligible compensation to the total compensation paid to all eligible participants for the Plan year.  There was no discretionary contribution made during the year ended December 31, 2009.

During 2009, certain participants age 50 and over made catch-up contributions totaling $1,727.

Participant Accounts
Each participant’s account is adjusted for the participant’s contributions and allocations of (a) the Company’s matching contribution, (b) Plan earnings and losses, (c) discretionary contributions by the Company, and (d) an allocation of administrative expenses.  Allocations of Plan earnings and losses are based on individual participant account balances.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options
Upon enrollment in the Plan, a participant directs contributions to any investment option offered.  Participants may change their investment options and make transfers between investment options daily.

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STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 and 2008

Vesting
Participants are at all times fully vested in their voluntary contributions plus net actual earnings thereon.  Vesting in Employer contributions is based on years of continuous service.  Participants become 100 percent cliff vested after three years of service.

Participant Loans
Participant loans shall not exceed the lesser of:  (a) $50,000 (reduced by the excess (if any) of the highest outstanding balance of loans during the one year period ending on the day before the loan is made, over the outstanding balance of loans from the Plan on the date the loan is made); or (b) 50% of the participant’s vested balance.  Participant loans bear an interest rate comparable to the rate charged by commercial lenders in the geographical area for similar loans on the origination date.  All participant loans must be repaid within five years, unless the loan is utilized by the participant for the purchase of a principal residence, in which case the loan must be repaid over a reasonable period of time, not to exceed ten years.  Interest rates on the participant loans outstanding at December 31, 2009 and 2008 ranged from 5.25% to 10.25%.  Participant loans mature between January 2010 and October 2017.

Payment of Benefits
Upon termination, retirement, or death, participants (or their beneficiaries) may elect to receive an amount equal to the vested value of their account in either a lump-sum amount or in installments determined by the participants or their beneficiaries.  Vested accounts for terminated employees which do not exceed $5,000, but are greater than $1,000, are automatically rolled over into an individual retirement account (IRA).  Accounts which are $1,000 or less are automatically distributed in a lump-sum.

Forfeitures
Forfeitures of terminated participants’ non-vested accounts are retained in the Plan and used first to pay administrative expenses and then to reduce future Company matching contributions.  At December 31, 2009 and 2008, forfeited non-vested accounts totaled $1,007,948 and $652,632, respectively.  During 2009, $525,249 of Employer matching contributions were forfeited by employees who terminated before those amounts became vested.  Net earnings related to forfeited funds in 2009 totaled $163,493. The amount of forfeitures used to pay administrative expenses in 2009 totaled $35,166.  The amount of forfeitures used to reduce Employer matching contributions in 2009 totaled $298,260.

Plan to Plan Transfers
The Company also sponsors the Stillwater Mining Company 401(k) Plan, which covers non-union employees of the Company (as defined by the Plan document).   Transfers to and from this Plan occur when the union membership status of an employee changes.  There was a net transfer into the Plan of $577,318 for the year ended December 31, 2009.

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STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 and 2008

Significant Accounting Policies

Basis of Accounting
The Plan’s financial statements have been prepared using the accrual method of accounting in accordance with U.S. generally accepted accounting principles (“US GAAP”).

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 962 (formerly known as FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans) requires the Plan to report investment contracts at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  Therefore, the Statements of Net Assets Available for Benefits present the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties
The Plan invests in various types of investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Investment Valuation and Income Recognition
The Plan’s investments in mutual funds and common stock are stated at fair value based on the quoted market value or quoted share price at the end of the year.  Plan investments in blended investment funds are valued based on the quoted market values of the underlying investments at the end of the Plan year, except for the guaranteed interest account included in the blended investment funds, which is valued as described below.  The fair value of the guaranteed interest account is calculated by Massachusetts Mutual Life Insurance Company (“MassMutual”), a party-in-interest to the Plan (see note 5). The market value formula used by MassMutual is the same as a serial bond valuation formula for a bond which repays its original principal in installments, pays interest on the outstanding principal, and is being valued in the current interest rate environment.  Participant loans are valued at their outstanding balances, which approximate fair value.  Purchases and sales of investments are recorded on a trade date basis.

Dividends are recorded as of the ex-dividend date.  Interest income is recorded on the accrual basis.  The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) of those investments.

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STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 and 2008

Expenses of the Plan
The Company may pay expenses incurred in the administration of the Plan at its discretion.  A significant portion of the expenses are paid with forfeitures, although some expenses, including but not limited to audit fees, legal expenses and other administrative costs, may be paid by the Company.

Payment of Benefits
Benefits are recorded when paid by the Plan.

Recent Accounting Pronouncements
In June 2009, the FASB issued Accounting Standards Codification (“ASC”) 105, Generally Accepted Accounting Principles, which establishes the "FASB Accounting Standards Codification™" as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with US GAAP.  Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) are also sources of authoritative US GAAP for SEC registrants. ASC 105 became effective for annual financial periods ended after September 15, 2009.  The Plan adopted ASC 105 during the year ended December 31, 2009. The adoption had no impact on the Plan's financial statements.

In May 2009, the FASB issued ASC 855, Subsequent Events, which establishes general accounting standards and disclosure requirements for events that occur after the balance sheet date but before the financial statements are issued or are available to be issued.  In February 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-09, Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements (“ASU 2010-09”).  ASU 2010-09 amends Subtopic 855-10, Subsequent Events — Overall to no longer require that SEC filers disclose the date for both issued and revised financial statements through which subsequent events were evaluated.  The Plan adopted these standards upon issuance and the application had no impact on the Plan’s financial statements.

In September 2009, the FASB issued ASU No. 2009-12, Fair Value Measurements and Disclosures (Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which provides guidance regarding fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent).  This update applies to investments that do not have a readily determinable fair value and are held by an entity that is required to report investment assets at fair value.  This update creates a practical expedient to measure the fair value of such investments on the basis of the net asset value per share (or its equivalent) and requires disclosures by major category of investments about the attributes of investments, such as the nature of any restrictions on the investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investees.  The Plan’s adoption of this update did not have a material effect on the Plan’s financial statements.

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (“ASU 2010-06”).  ASU 2010-06 amends Subtopic 820-10 to require disclosure of the transfers in and out of Levels 1 and 2.  The update also requires additional information for Level 3 related to purchases, sales, issuances and settlements, and requires more detailed disclosure regarding valuation techniques and inputs.  ASU 2010-06 as it relates to Levels 1 and 2 is effective for fiscal years and interim periods beginning after December 15, 2009.  Requirements relating to Level 3 are effective for fiscal years and interim periods beginning after December 15, 2010.  The Plan adopted the currently effective provisions of ASU 2010-06 during January 2010, and its application is not expected to have a material impact on the Plan’s financial statements.

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STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 and 2008

NOTE 2 – INVESTMENT CONTRACT WITH INSURANCE COMPANY

In 2009 and 2008, the Plan held a guaranteed interest account (separately, and as part of blended investment funds), which is a benefit-responsive investment contract with MassMutual.  MassMutual maintains the contributions in a general account. The guaranteed interest account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The guaranteed interest account issuer is contractually obligated to repay the principal and interest at a specified rate that is guaranteed to the Plan.

As described in Note 1, because the guaranteed interest account is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed interest account.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 3.00%.  Such interest rates are reviewed on a semi-annual basis for resetting.  The crediting interest rate was 3.00% and 3.20% as of December 31, 2009 and 2008, respectively.

Certain events may limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following:  (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Company or other Company events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The issuer may terminate the guaranteed interest account with the Plan due to a failure of the Plan to comply with the contractual requirements, failure by the Plan to meet the requirements of the Internal Revenue Code, or a termination or partial termination of the Plan.  For termination or partial termination of the Plan, the issuer may terminate at a settlement amount other than the contract value.

Average Yields	2009	2008
Based on actual earnings	2.93%	4.13%
Based on interest rate credited to participants	2.93%	4.13%

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STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 and 2008

NOTE 3 – INVESTMENTS

The following presents the fair values of investments that represent 5% or more of the Plan’s net assets as of December 31:

	2009		2008
	# of shares, units or loans	Fair Value	# of shares, units or loans	Fair Value
Stillwater Unitized Stock Fund:
Stillwater Mining Co. Common Stock		$16,135,682		$10,062,556
Interest Bearing Cash		498,858		401,426
	1,698,894	16,634,540	3,029,799	10,463,982

Mutual Funds:*
PIMCO Total Return Fund	651,000	7,030,796	523,252	5,291,467
American Funds Growth Fund of America	223,662	6,023,221	193,735	3,913,453
Oppenheimer Developing Market Fund	179,732	5,169,107	**	**
Davis Large Cap Value Fund	531,478	5,033,105	470,117	3,417,754
American Funds EuroPacific Growth Fund	101,083	3,788,498	90,525	2,494,867
Other Mutual Funds less than 5% of the Plan’s net assets		9,823,285		7,696,403
		36,868,012		22,813,944

Guaranteed Interest Account*	1,052,347	13,716,913	937,006	10,276,717
Participant Loans	728	4,717,764	702	3,983,804
		18,434,677		14,260,521

Other investments less than 5% of the Plan's net assets		--		8,613
		$71,937,229		$47,547,060

*	Individual components of the blended funds are included as part of the Mutual Fund and Guaranteed Interest Account totals.

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Common stock	$9,279,335
Mutual funds	8,376,056
$17,655,391

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STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 and 2008

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100 percent vested in their Employer contributions.

NOTE 5 – RELATED-PARTY TRANSACTIONS

MassMutual Retirement Services, the record keeper of the Plan, is a division of MassMutual.  Certain Plan investments are units of a guaranteed interest account where participant contributions are invested in an investment contract maintained by MassMutual (see note 2).  These transactions qualify as exempt party-in-interest transactions.

The Company made matching contributions in Company common stock of $3,557,078 (633,373 shares) during the year ended December 31, 2009.  At December 31, 2009 and 2008, the Plan held $16,135,682 (1,702,077 shares) and $10,062,556 (2,036,955 shares), respectively, of common stock; and $498,858 and $401,426, respectively, of interest bearing cash, in a unitized Company stock fund.

At December 31, 2009 and 2008, the Plan had Employer contributions receivable of $318,470 and $373,380, respectively.

At December 31, 2009 and 2008, the Plan held loans from participants totaling $4,717,764 and $3,983,804, respectively.  Interest income on these loans was $313,921 for 2009.

NOTE 6 - TAX STATUS

The Internal Revenue Service issued a determination letter dated January 31, 2008 stating that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).  The Plan has been amended since the period covered by the determination letter.  However, due to the minimal changes in the design of the Plan through subsequent amendments, the Plan Administrator and the Plan’s legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been recorded in the accompanying financial statements.  With a few exceptions, the Plan is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years before 2006.

NOTE 7 – FAIR VALUE MEASUREMENTS

The Plan applies the provisions of ASC 820, Fair Value Measurements and Disclosures, for all financial assets and liabilities and any other assets and liabilities that are recognized or disclosed at fair value on a recurring basis.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants and also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy distinguishes among three levels of inputs that may be utilized when measuring fair value: Level 1 inputs (using quoted prices in active markets for identical assets or liabilities), Level 2 inputs (using external inputs other than Level 1 prices such as quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability) and Level 3 inputs (unobservable inputs supported by little or no market activity and based on internal assumptions used to measure assets and liabilities). The classification of each financial asset or liability within the above hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

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STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 and 2008

The table below categorizes the Plan’s investments by level within the fair value hierarchy as of December 31, 2009.

	Level 1	Level 2	Level 3	TOTALS
Interest Bearing Cash	$498,858	$-	$-	$498,858
Mutual Funds*	36,868,012	-	-	36,868,012
Common Stock	16,135,682	-	-	16,135,682
Guaranteed Interest Account**	-	-	13,716,913	13,716,913
Participant Loans	-	-	4,717,764	4,717,764
TOTALS	$53,502,552	$-	$18,434,677	$71,937,229

The table below categorizes the Plan’s investments by level within the fair value hierarchy as of December 31, 2008.

	Level 1	Level 2	Level 3	TOTALS
Interest Bearing Cash	$401,426	$-	$-	$401,426
Mutual Funds*	22,813,944	-	-	22,813,944
Common Stock	10,062,556	-	-	10,062,556
Guaranteed Interest Account**	-	-	10,276,717	10,276,717
Participant Loans	-	-	3,983,804	3,983,804
Other	8,613	-	-	8,613
TOTALS	$33,286,539	$-	$14,260,521	$47,547,060

*	Includes amounts of the Mutual Funds held in the Blended Funds.
**	Includes amounts of the Guaranteed Interest Account held in the Blended Funds.

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STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 and 2008

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2009.

	Level 3 Investments
	Guaranteed Interest Account**	Participant Loans
Balance, January 1, 2009	$10,276,717	$3,983,804
Unrealized Appreciation***	1,719,154	-
Net Cash Flow Activity	1,721,042	-
Loan Repayments and Withdrawals (Net)	-	733,960
Balance, December 31, 2009	$13,716,913	$4,717,764

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

**	Includes amounts of the Guaranteed Interest Account held in the Blended Funds.
***
Gains and losses on the guaranteed interest account represent changes in the fair value and are not included in the changes in net assets for the period above as the Statement of Changes in Net Assets Available for Benefits is presented on the contract value basis.

STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN
SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	Number of Units/ Shares	(d) Cost	(e) Current Value
	American Funds Growth Fund of America	Mutual Fund	179,713	N/A	$4,839,671
	Oppenheimer Developing Market Fund	Mutual Fund	165,728	N/A	4,766,331
	PIMCO Total Return Fund	Mutual Fund	437,639	N/A	4,726,502
	Davis Large Cap Value Fund	Mutual Fund	418,325	N/A	3,961,542
	American Funds EuroPacific Growth Fund	Mutual Fund	89,972	N/A	3,390,131
	Baron Growth Fund	Mutual Fund	69,107	N/A	2,854,804
	T. Rowe Price Mid Cap Growth Equity II Fund	Mutual Fund	163,906	N/A	1,971,792
	Oppenheimer Main Street Fund	Mutual Fund	34,834	N/A	979,873
	Fidelity Advisor Leverage Company Stock Fund	Mutual Fund	32,202	N/A	878,473
	Northern Trust Indexed Equity Fund	Mutual Fund	71,796	N/A	736,631
	T. Rowe Price Small Company Value Fund	Mutual Fund	24,866	N/A	276,258

	Stillwater Aggressive Blend:
	American Funds Growth Fund of America	Mutual Fund	19,318	N/A	520,227
	Davis Large Cap Value Fund	Mutual Fund	52,029	N/A	492,719
	PIMCO Total Return Fund	Mutual Fund	38,298	N/A	413,615
	Northern Trust Indexed Equity Fund	Mutual Fund	23,956	N/A	245,789
	Oppenheimer Main Street Fund	Mutual Fund	8,736	N/A	245,734
	Oppenheimer Developing Market Fund	Mutual Fund	6,273	N/A	180,399
	American Funds EuroPacific Growth Fund	Mutual Fund	5,151	N/A	178,451
	Fidelity Advisor Leverage Company Stock Fund	Mutual Fund	5,005	N/A	136,540
	T. Rowe Price Mid Cap Growth Equity II Fund	Mutual Fund	9,095	N/A	109,411
	Baron Growth Fund	Mutual Fund	2,641	N/A	109,105
	T. Rowe Price Small Company Value Fund	Mutual Fund	9,806	N/A	108,948
*	Guaranteed Interest Account (at contract value)	Insurance Contract	1	N/A	16
			180,241		2,740,953
	Stillwater Conservative Blend:
	PIMCO Total Return Fund	Mutual Fund	98,378	N/A	1,062,484
*	Guaranteed Interest Account (at contract value)	Insurance Contract	35,323	N/A	425,475
	American Funds Growth Fund of America	Mutual Fund	5,484	N/A	147,684
	Davis Large Cap Value Fund	Mutual Fund	13,363	N/A	126,550
	Northern Trust Indexed Equity Fund	Mutual Fund	6,153	N/A	63,134
	Oppenheimer Main Street Fund	Mutual Fund	2,243	N/A	63,114
	Oppenheimer Developing Market Fund	Mutual Fund	1,859	N/A	53,481
	American Funds EuroPacific Growth Fund	Mutual Fund	1,403	N/A	52,870
	Fidelity Advisor Leverage Company Stock Fund	Mutual Fund	1,542	N/A	42,077
	Baron Growth Fund	Mutual Fund	1,017	N/A	42,030
	T. Rowe Price Mid Cap Growth Equity II Fund	Mutual Fund	1,751	N/A	21,077
	T. Rowe Price Small Company Value Fund	Mutual Fund	1,889	N/A	20,987
			219,468		$2,120,963

See Report of Independent Registered Public Accounting Firm
(continued on next page)

STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN
SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) CONTINUED
DECEMBER 31, 2009

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	Number of Units/ Shares	(d) Cost	(e) Current Value
	Stillwater Moderate Blend:
	PIMCO Total Return Fund	Mutual Fund	76,685	N/A	$828,195
	American Funds Growth Fund of America	Mutual Fund	12,214	N/A	328,928
	Davis Large Cap Value Fund	Mutual Fund	29,764	N/A	281,862
	Oppenheimer Main Street Fund	Mutual Fund	5,830	N/A	164,002
	Northern Trust Indexed Equity Fund	Mutual Fund	13,704	N/A	140,610
*	Guaranteed Interest Account (at contract value)	Insurance Contract	9,254	N/A	111,468
	Oppenheimer Developing Market Fund	Mutual Fund	3,727	N/A	107,186
	American Funds EuroPacific Growth Fund	Mutual Fund	2,937	N/A	105,995
	T. Rowe Price Mid Cap Growth Equity II Fund	Mutual Fund	5,853	N/A	70,415
	Fidelity Advisor Leverage Company Stock Fund	Mutual Fund	2,577	N/A	70,293
	Baron Growth Fund	Mutual Fund	1,699	N/A	70,212
	T. Rowe Price Small Company Value Fund	Mutual Fund	6,311	N/A	70,115
			170,400		2,349,281
	Stillwater Ultra-Aggressive Blend:
	American Funds Growth Fund of America	Mutual Fund	6,933	N/A	186,711
	Davis Large Cap Value Fund	Mutual Fund	17,997	N/A	170,432
	Oppenheimer Main Street Fund	Mutual Fund	3,165	N/A	89,047
	Northern Trust Indexed Equity Fund	Mutual Fund	7,892	N/A	80,969
	Oppenheimer Developing Market Fund	Mutual Fund	2,145	N/A	61,710
	American Funds EuroPacific Growth Fund	Mutual Fund	1,620	N/A	61,051
	T. Rowe Price Mid Cap Growth Equity II Fund	Mutual Fund	3,370	N/A	40,548
	Fidelity Advisor Leverage Company Stock Fund	Mutual Fund	1,484		40,484
	Baron Growth Fund	Mutual Fund	979	N/A	40,436
	T. Rowe Price Small Company Value Fund	Mutual Fund	3,634	N/A	40,377
*	Guaranteed Interest Account (at contract value)	Insurance Contract	-	N/A	5
			49,222		811,770
	Stillwater Unitized Stock Fund:
*	Stillwater Mining Company	Common Stock	1,702,077	N/A	16,135,682
	Interest Bearing Cash		498,858	N/A	498,858
			1,698,894		16,634,540

*	Participant Loans	Interest rates from 5.25% to 10.25%	728	N/A	4,717,764

*	Guaranteed Interest Account (at contract value)	Insurance Contract	1,007,769	N/A	12,126,361

					$70,883,641

*	Party-in-interest to the Plan

Note:  Amounts for column (d) are not required as the investments are participant directed.
See Report of Independent Registered Public Accounting Firm

STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN

EXHIBIT INDEX

Exhibit	Document
23.1	Consent of Tanner LC, Independent Registered Public Accounting Firm